Securities and Exchange Commission

                             Washington, D.C. 20549


                                 Schedule 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               Tel-Save.com, Inc.
                       (formerly, Tel-Save Holdings, Inc.)
                       -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   879176 10 5
                                 --------------
                                 (CUSIP Number)



                                 Paul Rosenberg
                              600 North 4th Street
                             Philadelphia, PA 19123
                                 (215) 928-9875
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                January 12, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. | |




The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
1)       Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

                  Paul Rosenberg
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ____
         (b)   X
             ----
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)                                  OO
-------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization                     United States
-------------------------------------------------------------------------------
   Number of                        7)   Sole Voting Power             15,750(1)
    Shares                          ___________________________________________
 Beneficially
   Owned by                         8)   Shared Voting Power        5,744,235(2)
Each Reporting                      ___________________________________________
 Person With
                                    9)   Sole Dispositive Power        15,750(1)
                                    -------------------------------------------

                                    10)  Shared Dispositive Power   5,744,235(2)
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially                           5,759,985(1)(2)
         Owned by Each Reporting Person
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)                9.8%
-------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)                        IN
-------------------------------------------------------------------------------

--------
(1) Includes 750 shares that may be acquired upon exercise of a right to purchase.
(2) Includes 273,535 shares that may be acquired upon exercise of a right to purchase.

-------------------------------------------------------------------------------
1)       Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

                  Rosenberg Family Limited Partnership
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ______
         (b)    X
             ------
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)                                  AF
-------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization                      Pennsylvania
-------------------------------------------------------------------------------
   Number of                        7)   Sole Voting Power                    0
    Shares                          ___________________________________________
 Beneficially
   Owned by                         8)   Shared Voting Power        5,639,235(1)
Each Reporting                      ___________________________________________
 Person With
                                    9)   Sole Dispositive Power               0
                                    -------------------------------------------

                                    10)  Shared Dispositive Power   5,639,235(1)
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially                              5,639,235(1)
         Owned by Each Reporting Person
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)                9.6%
-------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)                        PN
-------------------------------------------------------------------------------

--------
(1) Includes 268,535 shares that may be acquired upon exercise of a right to purchase.

-------------------------------------------------------------------------------
1)       Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

                  PBR, Inc.
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ______
         (b)    X
             ------
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)                                  AF
-------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization                      Pennsylvania
-------------------------------------------------------------------------------
   Number of                        7)   Sole Voting Power                    0
    Shares                          ___________________________________________
 Beneficially
   Owned by                         8)   Shared Voting Power        5,639,235(1)
Each Reporting                      ___________________________________________
 Person With
                                    9)   Sole Dispositive Power               0
                                    -------------------------------------------

                                    10   Shared Dispositive Power   5,639,235(1)
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially                              5,639,235(1)
         Owned by Each Reporting Person
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)                9.6%
-------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)                        CO
-------------------------------------------------------------------------------
--------
(1) Includes 268,535 shares that may be acquired upon exercise of a right to purchase.

-------------------------------------------------------------------------------
1)       Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

                  The New Millennium Charitable Foundation
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ______
         (b)    X
             ------
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)                                  AF
-------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization                      Pennsylvania
-------------------------------------------------------------------------------
   Number of                        7)   Sole Voting Power                    0
    Shares                          ___________________________________________
 Beneficially
   Owned by                         8)   Shared Voting Power          105,000(1)
Each Reporting                      ___________________________________________
 Person With
                                    9)   Sole Dispositive Power               0
                                    -------------------------------------------

                                    10)  Shared Dispositive Power     105,000(1)
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially                                105,000(1)
         Owned by Each Reporting Person
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)                0.2%
-------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)                        CO
-------------------------------------------------------------------------------
--------
(1) Includes 5,000 shares that may be acquired upon exercise of a right to purchase.

Item 1.  Security and Issuer.

     (a) The class of equity securities to which this Statement on Schedule 13D relates is Common Stock, par value $.01 per share ("Common Stock"), of Tel-Save.com, Inc. (formerly Tel- Save Holdings, Inc.), a Delaware corporation (sometimes referred to as "Company" or "Issuer").

     (b) The principal executive offices of the Company are located at 6805 Route 202, New Hope, PA 18938.

Item 2.  Identity and Background.

     This Schedule 13D is filed by the following persons (collectively, the "Filers"):

     (1) Paul Rosenberg, an individual;

     (2) Rosenberg Family Limited Partnership, a Pennsylvania limited partnership ("Family Limited Partnership");

     (3) PBR, Inc., a Pennsylvania corporation ("PBR"); and

     (4) The New Millennium Charitable Foundation (formerly, The Mickey Rubin Foundation), a Pennsylvania non-profit corporation ("Foundation").

     The Common Stock to which this Schedule 13D relates is owned of record as follows: 5,370,700 shares by Family Limited Partnership; 100,000 shares by Foundation and 15,000 shares by Mr. Rosenberg. PBR is the sole general partner of Family Limited Partnership and is wholly owned by Mr. Rosenberg. Mr. Rosenberg is the sole limited partner of Family Limited Partnership. Mr. Rosenberg is the president and sole director of Foundation.

     Mr. Rosenberg is currently the sole owner and President of National Telecoin Corporation. His business address is 600 North 4th Street, Philadelphia, PA 19123. Mr. Rosenberg is a citizen of the United States.

     The business address for each of Family Limited Partnership and PBR is 1407 Fox Place, West Chester, PA 19382. The business address of Foundation is c/o Ballard Spahr Andrews & Ingersoll, LLP, 1735 Market Street, 51st Floor, Philadelphia, PA 19103.

     During the past five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     In connection with and prior to the consummation of the initial public offering of the Company, all of the shares of Tel-Save, Inc., a Pennsylvania corporation, owned by its existing stockholders, Daniel M. Borislow and Paul Rosenberg, were contributed to the Company pursuant to a

Plan of Reorganization dated as of August 28, 1995 ("Plan of Reorganization"). Pursuant to the Plan of Reorganization, Mr. Rosenberg exchanged all of his shares of Tel-Save, Inc. and (i) entered into certain agreements with the Company and (ii) received (a) 2,530,000 shares of Common Stock; (b) $4,500,000 in cash; and (c) a Cash Flow Note from the Company in the original principal amount of $6,900,000, bearing interest at the rate of 10% per annum. This Plan of Reorganization is listed as an exhibit in Item 7 and discussed more fully in
Item 6.

     As a result of a 50% stock dividend distributed on March 15, 1996 and a 100% stock dividend distributed on January 31, 1997, Mr. Rosenberg's holdings of Common Stock increased from 2,530,000 shares to 7,590,000 shares.

     On May 30, 1997, Mr. Rosenberg transferred 100,000 shares of Common Stock to Foundation.

     On December 23, 1997, Mr. Rosenberg transferred 7,325,000 shares of Common Stock to Family Limited Partnership.

Item 4.  Purpose of Transaction.

     As described in Item 3 (which is incorporated herein by reference in its entirety), Mr. Rosenberg acquired for investment purposes the shares of Common Stock subject to this Schedule 13D pursuant to the Plan of Reorganization. He subsequently transferred 100,000 shares to Foundation and 7,325,000 shares to Family Limited Partnership.

     Family Limited Partnership, Foundation and Mr. Rosenberg may each dispose of all or a portion of the shares of Common Stock held by it or him, subject to the limitations described in Item 6. None of the Filers has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) Items 7, 8, 9, 10, 11 and 13 from pages 2, 3, 4 and 5 of this
Schedule 13D are incorporated herein by reference.

     Prior to December 31, 1998, the shares of Common Stock held by Mr. Rosenberg, Foundation and Family Limited Partnership were subject to a Voting Trust Agreement pursuant to which Daniel Borislow, as voting trustee, could vote in person or by proxy at any annual or special meeting of stockholders of the Company or could consent to action taken without a meeting in such manner on behalf of Mr. Rosenberg, Foundation or Family Limited Partnership. The Voting Trust Agreement was terminated by Mr. Borislow as of December 31, 1998.

     (c) Between December 29, 1998 and January 12, 1999, Family Limited Partnership sold an aggregate of 1,754,300 shares of Common Stock in open market transactions at prices ranging from $15.00 to $20.50.

     The Company declared a dividend, payable to holders of record as of December 31, 1998, of one right to purchase a share of Common Stock for every 20 shares (or shares subject to warrants or options) held. As a result of that dividend declaration, Mr. Rosenberg will receive rights to purchase approximately 750 shares of Common Stock, Family Limited Partnership will receive rights to purchase approximately 268,535 shares of Common Stock, and the Foundation will receive rights to purchase approximately 5,000 shares of Common Stock.

     As a result of the transactions described above, Mr. Rosenberg beneficially owns 5,759,985 shares of Common Stock (including 274,285 shares subject to rights), representing approximately 9.8% of the outstanding shares of Common Stock.

     (d) N/A

     (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 5(b) of this Schedule 13D is incorporated herein by reference.

     In connection with and prior to the consummation of the initial public offering of the Company, the shares of Tel-Save, Inc., a Pennsylvania corporation, owned by its existing stockholders, Daniel M. Borislow and Paul Rosenberg, were contributed to the Company pursuant to a Plan of Reorganization. Pursuant to the Plan, Mr. Rosenberg received 2,530,000 shares of Common Stock; $4,500,000 in cash; and a Cash Flow Note in the original principal amount of $6,900,000 bearing interest at the rate of 10% per annum and entered into the following agreements: (z) Tax Indemnification Agreement by and among Paul Rosenberg, Daniel Borislow and Tel-Save, Inc. and the Company; (y) Guarantee and Stock Pledge Agreement by and among Paul Rosenberg, Daniel Borislow and Midlantic Bank; (x) Voting Trust Agreement; (w) Co-Sale/Right of First Refusal Agreement by and among Daniel Borislow, Paul Rosenberg and the Company; and (v) Registration Rights Agreement between the Company and Paul Rosenberg.

     The Tax Indemnification Agreement and Cash Flow Note were personally guaranteed by Daniel Borislow and the Guarantee was collateralized with 539,063 shares of Common Stock owned by Daniel Borislow.

     The Voting Trust Agreement was terminated as of December 31, 1998. See Item 5(b) of this Schedule 13D.

     Until five (5) years from the final closing date of the Company's initial public offering, (i) Mr. Borislow has granted Mr. Rosenberg a right to participate with Mr. Borislow in any sales made of Mr. Borislow's shares of Common Stock at the same price per share and on the same terms, subject to exceptions for sales of shares of Common Stock pursuant to Rule 144 of the Securities Act of 1933 and sales after Mr. Rosenberg's ownership of shares of Common Stock is less than four percent (4%) of the outstanding shares of Common Stock, and (ii) Mr. Rosenberg has granted to Mr. Borislow a right of first refusal on Mr. Rosenberg's shares of Common Stock subject to similar exceptions described in (i) above.

     Commencing one (1) year and ending five (5) years after the closing of the Company's initial public offering, Paul Rosenberg, has the right to demand of the Company the registration of his shares of Common Stock once each calendar year and to require the Company to maintain that registration in effect for ninety (90) days subject to certain limitations. Mr. Rosenberg also has the right, for five (5) years after such closing, to participate in certain other registrations filed by the Company subject to certain limitations.

     In connection with Mr. Rosenberg's transfer of 7,325,000 shares of Common Stock to Family Limited Partnership, Mr. Rosenberg, Mr. Borislow, the Company and Family Limited Partnership entered into an Agreement to Substitute Family Limited Partnership pursuant to which Family Limited Partnership became entitled to the same rights and privileges, and subject to the same obligations, under the Voting Trust Agreement, Registration Rights Agreement and Co-Sale/Right of First Refusal Agreement as were originally applicable to Mr. Rosenberg.

     Mr. Rosenberg, Family Limited Partnership and Foundation have entered into an Agreement with the Company pursuant to which Mr. Rosenberg and Family Limited Partnership have agreed not to sell or transfer their shares of Common Stock during the period from January 25, 1999 through (and including) July 20, 1999, with certain exceptions, and Foundation has agreed not to sell or transfer its shares of Common Stock during the period from January 25, 1999 through (and including) February 21, 1999 or during the period from April 24, 1999 through (and including) July 20, 1999, in each case, with certain exceptions.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1.1 - Plan of Reorganization between and among Tel-Save Holdings, Inc.,
              Tel-Save, Inc., Daniel Borislow and Paul Rosenberg dated
              August 28, 1995.*

Exhibit 1.2 - Voting Trust Agreement between Daniel Borislow and Paul
              Rosenberg.**

Exhibit 1.3 - Cash Flow Note of Tel-Save Holdings, Inc.**

Exhibit 1.4 - Tax Indemnification Agreement by and among Paul Rosenberg, Daniel
              Borislow, Tel-Save, Inc. and Tel-Save Holdings, Inc. dated
              August 28, 1995.**

Exhibit 1.5 - Guarantee and Stock Pledge Agreement by and among Daniel Borislow,
              Paul Rosenberg and Midlantic Bank dated September 25, 1995.**

Exhibit 1.6 - Co-Sale/Right of First Refusal Agreement by and among Daniel
              Borislow, Paul Rosenberg and Tel-Save Holdings, Inc. dated September 25, 1995.**

Exhibit 1.7 - Registration Rights Agreement between Paul Rosenberg and Tel-Save
              Holdings, Inc. dated September 25, 1995.**

Exhibit 1.8 - Agreement to Substitute Family Limited Partnership by and among
              Paul Rosenberg, Daniel Borislow, Tel-Save Holdings, Inc. and Rosenberg Family Limited Partnership dated as of
              December 19, 1997.**

Exhibit 1.9- Agreement among Paul Rosenberg, Rosenberg Family Limited Partnership, The New Millennium Charitable Foundation and Tel-Save.com, Inc. dated as of January 25, 1999.

----------------

* Incorporated by reference from Tel-Save Holdings, Inc. Registration Statement (No. 33-94940).
**   Previously filed.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated: February 10, 1999

                                       Paul Rosenberg, INDIVIDUALLY



                                       /s/ Paul Rosenberg
                                       ------------------
                                           Paul Rosenberg



                                       ROSENBERG FAMILY LIMITED PARTNERSHIP

                                       By: PBR, Inc., General Partner



                                                 By: /s/ Paul Rosenberg
                                                     ------------------
                                                         Paul Rosenberg,
                                                         President


                                       PBR, Inc.



                                       By: /s/ Paul Rosenberg
                                           ------------------
                                               Paul Rosenberg,
                                               President



                                       THE NEW MILLENNIUM CHARITABLE FOUNDATION



                                       By: /s/ Paul Rosenberg
                                           -------------------
                                               Paul Rosenberg,
                                               President

                                                                     EXHIBIT 1.9

                                    AGREEMENT

     This Agreement, dated as of January 25, 1999, among each of Paul Rosenberg ("Rosenberg"), Rosenberg Family Limited Partnership, a Pennsylvania limited partnership, and The New Millennium Charitable Foundation (formerly The Mickey Rubin Foundation), a Pennsylvania non-profit corporation (the "Foundation"), severally and not jointly (each, a "Stockholder" and, collectively, the "Stockholders"), and Tel-Save.com, Inc., a Delaware corporation ("Company").

     WHEREAS, Company is a party to a certain Investment Agreement, dated as of December 31, 1998 (the "Investment Agreement"), between Company and America Online, Inc. ("AOL"), pursuant to which AOL purchased certain shares of Company common stock, par value $.01 per share (the "Common Stock"), and Company has agreed to reimburse AOL under certain circumstances if the market value of such shares or of certain warrants to purchase Common Stock (such shares and such warrants, referred to in the Investment Agreement as the "Shares" and the "Warrants", respectively, herein the "AOL Securities") falls below certain levels and under certain other circumstances, a portion of the obligations under which are guaranteed by Daniel Borislow.

     WHEREAS, each of the Stockholders recognizes and agrees that sales by it of Shares (as defined below) under certain circumstances could adversely affect the market price of the Common Stock (including the Shares of the other Stockholders) and thereby increase the possibility that Company will be liable for payments to AOL under the Investment Agreement and that such result is not in the best interest of Company or the other Stockholders.

     WHEREAS, the parties wish to provide for certain restrictions on the sale of such Shares, for the mutual benefit of Company and the Stockholders.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

I. Stockholders Agreements. Each of the Stockholders agrees, severally and not jointly, for the benefit of Company and of each other Stockholder, that:

     A. Such Stockholder beneficially owns, as such term and concept are defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder (as now in effect and based on present legal interpretations thereof), the shares of Common Stock set forth by such Stockholder's name on Schedule A to this Agreement (but including any shares of Common Stock acquired pursuant to a right referred to in clause (i) of the first footnote to Schedule A, as to each Stockholder, "its Shares").

     B. Without the express written consent of Company, such Stockholder shall not, during the period beginning as of the date hereof and ending on (and including) July 20, 1999 (the "Restricted Period"), directly or indirectly, offer, sell, contract to sell (including, without limitation, any short sale), pledge, transfer, assign, hypothecate, establish any "put equivalent position" within the meaning of Rule 16a-1(b) under the Exchange Act, grant any option to purchase or otherwise sell, encumber or dispose of (or publicly announce any such transaction) any of its Shares; provided, however, that the restrictions set forth in this Section I.B. shall not apply in the event that:

          (a) Company has entered into (i) a merger agreement in which the holders of the Common Stock prior to the merger would cease to hold a majority of the voting securities of the surviving corporation, (ii) an agreement to sell all or substantially all its assets, or (iii) an agreement to be acquired, or to enter unto a business combination, consolidation or any such similar transaction, in each case with any person or entity other than a wholly owned subsidiary of Company; provided, however, the restrictions shall (A) continue if the merger agreement is with a majority owned subsidiary of Company and Company is to be the surviving corporation in the merger or (B) be reinstated if such merger agreement or other agreement referred to in clause (i), (ii) or (iii) is subsequently terminated or the transactions contemplated thereunder are not consummated; or

          (b) a tender or exchange offer is made by any person, entity or 13D Group (as defined below) (other than an Affiliate of, or any person or entity acting in concert with, any of the Stockholders) to acquire Common Stock or any other class of capital stock of Company with the right to vote generally in the election of directors (the "Voting Securities") which, if added to the Voting Securities (if any) already owned by such person, entity or 13D Group, would result, if consummated in accordance with its terms, in the Beneficial Ownership (as defined below) by such person, entity or 13D Group of more than 50% of all Voting Securities of Company then outstanding, provided that the restrictions shall be reinstated if such tender or exchange offer is withdrawn or terminated without such person, entity or 13D Group acquiring such 50% ownership level;

and provided, further, however, that (i) a Stockholder may transfer its Shares to another entity controlled by Rosenberg, provided that the certificate for such Shares continues to bear the legend referred to in Section C, below, such Shares continue to be Beneficially Owned by Rosenberg and no filing under the Exchange Act is required solely by reason of such transfer, and (ii) the Foundation may sell, assign, transfer or otherwise dispose of up to an aggregate of 50,000 of its Shares during the period beginning on February 22, 1999 and ending on (and including) April 23, 1999 (the "Foundation Exception Period").

For purposes of this Agreement, the term "13D Group" means any group of persons or entities formed for the purpose of acquiring, holding, voting or disposing of Voting Securities that would be required under Section 13(d) of the Exchange Act and the rules and regulations thereunder (as now in effect and based on present legal interpretations thereof) to file a statement on Schedule 13D with the SEC as a "person" within the meaning of Section 13(d)(3) of the Exchange Act; the term "Beneficial Ownership" or any like expression with respect to any securities means having

"beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

     C. Such Stockholder shall promptly surrender to Company all certificates evidencing any of its Shares to permit the following legends to be placed on each such certificate:

     (1) On all certificates except the certificate for 50,000 of the Foundation's Shares referred to in clause (2), below:

     "The shares represented by this certificate are subject to the terms and provisions of an Agreement, dated as of January 25, 1999, between the registered holder hereof, Tel-Save.com, Inc. and certain other stockholders of Tel-Save.com, Inc., a copy of which Agreement is on file at the principal offices of Tel-Save.com, Inc. and such shares may only be sold, transferred, pledged, encumbered or otherwise disposed of in accordance with the terms thereof, provided that such limitations cease to be of any further force and effect on and after July 21, 1999 and this legend may be removed at any time on or after July 21, 1999."

     (2) On one of the certificates for 50,000 of the Foundation's Shares (it being understood that the Foundation's certificate for 100,000 Shares will be exchanged for two (2) certificates representing 50,000 Shares each):

     "The shares represented by this certificate are subject to the terms and provisions of an Agreement, dated as of January 25, 1999, between the registered holder hereof, Tel-Save.com, Inc. and certain other stockholders of Tel-Save.com, Inc., a copy of which Agreement is on file at the principal offices of Tel-Save.com, Inc. and such shares may only be sold, transferred, pledged, encumbered or otherwise disposed of in accordance with the terms thereof, provided that such limitations cease to be of any further force and effect on and after July 21, 1999 and this legend may be removed at any time on or after July 21, 1999, and provided, further, that such limitations do not prevent the sale, assignment, transfer or other disposition of the shares represented by this certificate during the period beginning on February 22, 1999 and ending on (and including) April 23, 1999."

     D. Company shall be permitted to place, and maintain throughout the Restricted Period, an appropriate stop transfer order with the transfer agent for the Common Stock with respect to the Shares and the restrictions provided by this Agreement (including an exception for the sale by the Foundation of up to 50,000 of its Shares during the Foundation Exception Period).

II. Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages would not afford an adequate remedy. In furtherance of the foregoing, the parties acknowledge and agree that they shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they may be entitled by law or equity.

III.     Removal of Existing Legends

     A. Company agrees that it will direct the transfer agent for the Common Stock to remove the legends currently on the certificates representing the Shares with respect to limitations on the sale of such Shares by reason of the Securities Act of 1933, as amended (the "Securities Act") (but not the legends (the "Resale Legends") provided for in Section II hereof, which shall remain on the certificates for the Shares until the end of the Restricted Period or, in the case of the Foundation's Shares, if and when such Shares are sold during the Foundation Exception Period as and to the extent permitted by the terms of this Agreement), promptly upon receipt by Company of an opinion, in form reasonably satisfactory to it, of counsel reasonably acceptable to Company (it being understood that Ballard Spahr Andrews & Ingersoll, LLP is acceptable to Company) to the effect that the Shares represented by such certificate can be sold publicly without registration under the Securities Act and without compliance with the requirements of Rule 144 under the Securities Act (including by reason of Rule 144(k) thereof).

         B. Company agrees that it will direct the transfer agent for the Common Stock to remove the Resale Legends from the certificates representing the Shares at and as of the end of the Restricted Period.

IV.      General

     A. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto, provided that nothing herein shall limit the ability of Company to consent, in its sole discretion, to any exception from the restrictions of Section I.B. hereof as to any of the Stockholders (which need not include all such Stockholders).

     B. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly delivered when delivered personally, mailed by certified or registered mail, postage prepaid, or delivered by telecopier, addressed as follows (or at such other address as any party may have furnished to the others in accordance herewith):

        If to the Stockholders, at their respective addresses and telecopier numbers set forth below their signatures on the signature pages hereof, with a copy to:

                  Rhonda R. Cohen, Esq.
                  Ballard Spahr Andrews & Ingersoll, LLP
                  1735 Market Street, 51st Floor
                  Philadelphia, Pennsylvania 19103
                  Telephone:  (215) 864-8617
                  Telecopier:  (215) 864-8999

                  If to Company, to:

                           Tel-Save.com, Inc.
                           6805 Route 202
                           New Hope, Pennsylvania 18938
                           Attention: General Counsel
                           Telephone:  215-862-1500
                           Telecopier:  215-862-1515

     C. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     D. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, written and oral, between Company, on the one hand, and any of the Stockholders, on the other hand, with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     E. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed therein.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

TEL-SAVE.COM, INC.


By: /s/ Aloysius T. Lawn, IV
    ------------------------
    Name: Aloysius T. Lawn, IV
    Title: General Counsel and Secretary

/s/ Paul Rosenberg
------------------
Paul Rosenberg

         650 N.E. 5th Avenue
         Boca Raton, Florida 33432
         Telephone:
         Telecopier:

Rosenberg Family Limited Partnership
By:  PBR, Inc., as General Partner


By: /s/ Paul Rosenberg
    ------------------
    Name:  Paul Rosenberg
    Title:  President

     1407 Fox Place
     West Chester, Pennsylvania 19382
     Telephone:
     Telecopier:

The New Millennium Charitable Foundation


By: /s/ Paul Rosenberg
    ------------------
    Name:  Paul Rosenberg
    Title:  President

         c/o Ballard Spahr Andrews & Ingersoll, LLP
         1735 Market Street
         51st Floor
         Philadelphia, Pennsylvania 19103

                                   SCHEDULE A

                           SHARES BENEFICIALLY OWNED*

Stockholder                                                 Number of Shares
-----------                                                 ----------------
Paul Rosenberg                                                   5,485,700**

Rosenberg Family Limited Partnership                             5,370,700

The New Millennium Charitable Foundation                           100,000

--------------------

*In each case excluding (i) shares acquirable upon exercise of rights distributed by Company as a dividend to holders of record on December 31, 1998 and (ii) 1,754,300 shares sold by Rosenberg Family Limited Partnership between December 28, 1998 and January 12, 1999 (which transfers have not yet been recorded by the transfer agent).

**Includes shares shown as beneficially owned by Rosenberg Family Limited Partnership and The New Millennium Charitable Foundation.